

11023245



RECEIVED
AUG 4 2011
WASH. D.C.
200
SECTION
PROCESSING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-~~51315~~ 68296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/26/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greencoast Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15623 Mulholland Drive
(No. and Street)

Los Angeles	CA	90077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Neale (310) 553-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 8/12

KW 9/12

OATH OR AFFIRMATION

I, Mary Neale, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greencoast Capital Partners LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Neale
Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder'sEquity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Attached

CALIFORNIA JURAT WITH AFFIANT STATEMENT

X See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 2nd day of August, 2011, by

(1) Mary H. Neale, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature], Signature of Notary Public


ALBERTO PEREIRA
Commission # 1939650
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: [signature]

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Managing Member
Greencoast Capital Partners LLC

We have audited the accompanying statement of financial condition of Greencoast Capital Partners LLC as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the period from January 26, 2010 through December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greencoast Capital Partners LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.
CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 25, 2011(except for Schedule II as to which date is August 1, 2011)

CDM

GREENCOAST CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	38,666
Deposit with clearing organization		115,931
Placement fee receivable		273,106
Prepaid expenses		3,917
Property and equipment:		
Office furniture, equipment and software		49,062
Less accumulated depreciation and amortization		(13,704)
Net property and equipment		35,358
	$	466,978

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	123,477
Total liabilities		123,477
Commitments (Note 5)		
Member's equity		343,501
	$	466,978

See accompanying notes.

GREENCOAST CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For the period From January 26, 2010 through December 31, 2010

Revenues:	
Financial advisory (Note 4)	$ 211,638
Placement fees (Note 4)	250,000
Underwriting fees	62,465
Interest income	283
	524,386
Expenses:	
Salary and payroll taxes	192,013
Consulting (Note 3)	119,340
General and administration	144,056
Registration and regulatory	28,584
Depreciation and amortization	12,143
Loss on disposal of equipment	917
	497,053
Net income	$ 27,333

See accompanying notes.

GREENCOAST CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period From January 26, 2010 through December 31, 2010

	Contributed Capital	Distributions	Retained Earnings	Total
Balance, January 25, 2010	$ 150,000	$ (170,000)	$ 392,168	$ 372,168
Contributions from Parent Company	12,000	-	-	12,000
Distributions to Parent Company	-	(68,000)	-	(68,000)
Net income for the period from January 26, 2010 Through December 31, 2010	-	-	27,333	27,333
Balance, December 31, 2010	$ 162,000	$ (238,000)	$ 419,501	$ 343,501

See accompanying notes.

GREENCOAST CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS

For the period from January 26, 2010 through December 31, 2010

Cash flows from operating activities:	
Net income	$ 27,333
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	12,143
Loss on disposal of equipment	917
Changes in assets and liabilities:	
Deposit with clearning organization	(115,931)
Placement fee receivable	(273,106)
Due from related party	1,136
Prepaid expenses	3,581
Accounts payable and accrued expenses	119,896
Total adjustments	(251,364)
Net cash used in operating activities	(224,031)
Cash flows from investing activities:	
Acquistions of property and equipment	(8,465)
Net cash used in investing activities	(8,465)
Cash flows used in financing activities:	
Capital contribution	12,000
Distributions to Parent Company	(68,000)
Net cash used in financing activities	(56,000)
Net decrease in cash and cash equivalents	(288,496)
Cash and cash equivalents at the beginning of period	327,162
Cash and cash equivalents at end of period	$ 38,666

See accompanying notes.

1. Organization and summary of significant accounting policies

Organization:

Greencoast Capital Partners LLC (the "Company") located in Los Angeles, California was formed in the State of Delaware on February 1, 2009, for the purpose of conducting business as a registered broker dealer in securities. The Company is a full service investment banking firm specializing in the underwriting of municipal securities and providing financial advisory series to cities, counties, school districts and special districts in California. The Company received its license to conduct business as a broker dealer on January 26, 2010.

The Company is owned 100% by Greencoast Capital Holding LLC (the "Parent Company").

The Company does not hold cash or securities for the account of customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company must clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains all related books and records which are customarily kept by a clearing broker-dealer for accounts carried on a fully disclosed basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues for services when the services are performed and are billable. Underwriting revenues are recorded by the Company as of the closing date of the transactions.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the period from January 26, 2010 through December 31, 2010, the Company's cash demand deposits exceeded the FDIC's insurance limits.

1. Organization and summary of significant accounting policies (continued)

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $7,308 for the period from January 25, 2010 through December 31, 2010.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 5 years.

Income taxes:

No provision for income taxes has been provided since the members of the Parent Company report their distributive share of the Company's income and deductions in their personal capacities.

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, in the first twelve months of commencing business as a broker dealer, and 15 to 1 thereafter. At December 31, 2010, the Company had net capital of $304,226 which was $204,226 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $123,477; therefore, its net capital ratio was 0.41 to 1 at December 31, 2010.

3. Related party transactions

At January 25, 2010, the Company had a receivable from a member of the Parent Company in the amount of $1,136, which was paid in May 2010.

4. Major customers

Revenues earned from major customers are summarized in the table below, expressed as a percentage of financial advisory fees for the period from January 26, 2010 through December 31, 2010.

Customer A	47.7%
Customer B	18.3%
Customer C	18.2%

5. Commitments

During the period from January 26, 2010 through December 31, 2010, the Company rented office space under month to month operating leases. Rent expense under the office space operating leases amounted to $6,337.

6. Subsequent events

The Company has evaluated events subsequent to December 31, 2010 through February 25, 2011, which is the date the financial statements were available to be issued. There are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

GREENCOAST CAPITAL PARTNERS LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL	
Total member's equity	$ 343,501
Deduct non-allowable assets:	
Prepaid expenses	(3,917)
Property and equipment	(35,358)
Net Capital	$ 304,226
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 123,477
Total aggregate indebtedness	$ 123,477
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 204,226
Ratio: Aggregate indebtedness to net capital	0.41
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 294,358
Net audit adjustments	9,868
Net capital per above	$ 304,226

SCHEDULES II, III, AND IV
GREENCOAST CAPITAL PARTNERS LLC

As of December 31, 2010

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii). The Company does not hold cash or securities for the account of customers. All transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
Greencoast Capital Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greencoast Capital Partners LLC (the Company), as of and for the period from January 26, 2010 through December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to futureperiods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 25, 2011

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Managing Member
Greencoast Capital Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Greencoast Capital Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greencoast Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Greencoast Capital Partners LLC's management is responsible for Greencoast Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings and schedules of losses from principal transactions in securities in trading accounts, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 25, 2011

CDM

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068296 FINRA DEC
GREENCOAST CAPITAL PARTNERS LLC 20*20
15263 MULHOLLAND DR
LOS ANGELES CA 90077-1620

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Crosby-Brown (603) 216-8918

2. A. General Assessment (item 2e from page 2) $ 1239

B. Less payment made with SIPC-6 filed (exclude interest) (150)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1089

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1089

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1089

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greencoast Capital Partners LLC

[signature]

Principal

Dated the 24 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jun 26, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 524386
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28541
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Interest on savings	283
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	28824
2d. SIPC Net Operating Revenues	$ 495562
2e. General Assessment @ .0025	$ 1239
	(to page 1, line 2.A.)

GREENCOAST CAPITAL PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2010

CAUSEY DEMGEN & MOORE INC.

GREENCOAST CAPITAL PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2010